                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                              Legato Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  524651 10 6
                         ------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ].(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                                  ---------------------
  CUSIP No. 524651 10 6                                      Page 2 of 10 Pages
            -----------                                          ---  ----
-------------------------                                  ---------------------

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Greylock Capital Limited Partnership
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [  ]

                                                                   (b) [  ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                              5   SOLE VOTING POWER

         NUMBER OF                   - 0 -
          SHARES         -------------------------------------------------------
       BENEFICIALLY           6   SHARED VOTING POWER
         OWNED BY
           EACH                      - 0 -
        REPORTING        -------------------------------------------------------
          PERSON              7   SOLE DISPOSITIVE POWER
           WITH
                                     - 0 -
                         -------------------------------------------------------
                              8   SHARED DISPOSITIVE POWER

                                     - 0 -
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        - 0 -
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING*

        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------                                  ---------------------
  CUSIP No. 524651 10 6                                      Page 3 of 10 Pages
            -----------                                          ---  ----
-------------------------                                  ---------------------

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Henry F. McCance
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [  ]

                                                                   (b) [  ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                              5   SOLE VOTING POWER

         NUMBER OF                   - 92,380 -
          SHARES         -------------------------------------------------------
       BENEFICIALLY           6   SHARED VOTING POWER
         OWNED BY
           EACH                         - 0 -
        REPORTING        -------------------------------------------------------
          PERSON              7   SOLE DISPOSITIVE POWER
           WITH
                                     - 92,380 -
                         -------------------------------------------------------
                              8   SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        - 92,380 -
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0.6%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------------                                  ---------------------
  CUSIP No. 524651 10 6                                      Page 4 of 10 Pages
            -----------                                          ---  ----
-------------------------                                  ---------------------

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Howard E. Cox, Jr.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [  ]

                                                                   (b) [  ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                              5   SOLE VOTING POWER

         NUMBER OF                  less than 5% of the shares of Common Stock
          SHARES         -------------------------------------------------------
       BENEFICIALLY           6   SHARED VOTING POWER
         OWNED BY
           EACH                         - 0 -
        REPORTING        -------------------------------------------------------
          PERSON              7   SOLE DISPOSITIVE POWER
           WITH
                                    less than 5% of the shares of Common Stock
                         -------------------------------------------------------
                              8   SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         less than 5% of the shares of Common Stock
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        less than 5%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.
        (a)  Name of Issuer:
             --------------

             Legato Systems, Inc.

        (b)  Address of Issuer's Principal Executive Office:
             ----------------------------------------------

             3145 Porter Drive
             Palo Alto, CA 94304

Item 2.
        (a)  Name of Person Filing:
             ---------------------

             Greylock Capital Limited Partnership ("GCLP") and Messrs. Howard
             E. Cox, Jr. and Henry F. McCance, the Co-Managing General Partners of GCLP (the "Co-Managing General Partners").

        (b)  Address of Principal Business Office or, if none, Residence:
             -----------------------------------------------------------

             The address of the reporting persons is:

             One Federal Street
             Boston, Massachusetts 02110

        (c)  Citizenship:
             -----------

             GCLP is a limited partnership organized under the laws of the State of Delaware. Each of the Co-Managing General Partners is a citizen of the United States.

        (d)  Title of Class of Securities:
             ----------------------------

             Common Stock, par value $.0001 per share (the "Common
             Stock").

        (e)  CUSIP Number:
             ------------

             524651 10 6

Item 3.      Description of Person Filing:
             -----------------------------

             Not applicable.



                               Page 5 of 10 pages

Item 4.    Ownership(1):
           -------------

       (a)  Amount Beneficially Owned:
            -------------------------

            GCLP does not beneficially own any shares of Common Stock.
            Mr. Cox may be deemed to beneficially own less than five percent of the shares of Common Stock and Mr. McCance may be deemed to beneficially own 92,380 shares of Common Stock.

       (b)  Percent of Class:
            ----------------

            GCLP:                     0%
            Mr. Cox                   less than 5%
            Mr. McCance:              0.6%

       (c)  Number of shares as to which person has:
            ---------------------------------------

           (i) sole voting power; (ii) shared voting power; (iii) sole dispositive power; (iv) shared dispositive power:

           GCLP does not have any power to vote or dispose of any shares of Common Stock. Mr. Cox may be deemed to have sole power to vote and dispose of less than five percent of the shares of Common Stock and Mr. McCance may be deemed to have sole power to vote and dispose of 92,380 shares of Common Stock.


Item 5.    Ownership of Five Percent or Less of a Class:
           ---------------------------------------------

           This statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person:
           ----------------------------------------------------------------

           Not applicable.



--------
    (1)        As of December 31, 1996.



                               Page 6 of 10 pages

Item 7.   Identification and Classification of the Subsidiary Which Acquired
          ------------------------------------------------------------------
          the Security Being Reported on By the Parent Holding Company:
          -------------------------------------------------------------

          Not applicable.

Item 8.   Identification and Classification of Members of the Group:
          ----------------------------------------------------------

          Not applicable.

Item 9.   Notice of Dissolution of Group:
          -------------------------------
          Not applicable.

Item 10.  Certification:
          --------------

          Not applicable.














                               Page 7 of 10 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED:    February 12, 1997


                               GREYLOCK CAPITAL LIMITED PARTNERSHIP


                               By:  /s/ Henry F. McCance
                                    -----------------------------
                                    Henry F. McCance
                                    Co-Managing General Partner

                               /s/ Henry F. McCance
                               ----------------------------------
                               Henry F. McCance


                                               *
                               ----------------------------------
                               Howard E. Cox, Jr.


                               *By:  /s/ Henry F. McCance
                                    -----------------------------
                                        Henry F. McCance
                                        Attorney-in-fact




     This Schedule 13G was executed by Henry F. McCance pursuant to Powers of Attorney filed with the Security and Exchange Commission on February 14, 1994 in connection with a Schedule 13G for Avid Technology, Inc., copies of which are attached hereto as Exhibit 2, which Powers of Attorney are incorporated herein by reference.



                               Page 8 of 10 pages